SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

TABLE OF CONTENTS

1	INTRODUCTION	3
2	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
3	THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS	7
4	PROPERTY SUMMARY	9
5	SUMMARY OF QUARTERLY RESULTS	40
6	DISCUSSION OF OPERATIONS	41
7	PROPOSED TRANSACTIONS	42
8	LIQUIDITY AND CAPITAL RESOURCES	42
9	CONTINGENCIES	45
10	RELATED PARTY DISCLOSURES	45
11	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	47
12	FINANCIAL INSTRUMENTS AND RELATED RISKS	51
13	RISKS AND UNCERTAINTIES	53
14	DISCLOSURE CONTROLS AND PROCEDURES	54
15	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	55
16	DISCLOSURE OF OUTSTANDING SHARE DATA	55
17	OFF-BALANCE SHEET ARRANGEMENTS	55

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

1.
INTRODUCTION

This Management’s Discussion and Analysis (this “MD&A”) of Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) and its subsidiaries (the “Company” or “Silver Elephant”) was prepared by management as at May 14, 2021 and was reviewed, approved, and authorized for issue by the Company’s Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed interim consolidated financial statements of the Company and notes thereto for the three months ended March 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS (the “Annual Financial Statements”), and the related annual Management’s Discussion and Analysis (the “Annual MD&A”) dated March 12, 2021, as well as the Company's Annual Report on Form 20-F, dated March 12, 2021 (the “2020 Annual Report”), all of which are available under the Company’s SEDAR profile at www.sedar.com.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian dollars, unless stated otherwise. All references to "$" or "dollars" in this MD&A refer to Canadian dollars. References to "US$" or "USD" in this MD&A refer to United States dollars. Readers are cautioned that this MD&A contains “forward-looking statements” and that actual events may vary from management’s expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities, as well as information about mineral resources under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the 2020 Annual Report which is available under the Company’s SEDAR profile at www.sedar.com.

Description of Business
The Company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common Shares (the "Common Shares”, and each, a “Common Share”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX under the symbol “SILEF”.

Silver Elephant Mining Corp. is a mineral exploration and development stage company. The Company's principal projects are the Pulacayo Paca silver-lead-zinc property located in the Potosí Department, Antonnio Quijarro Province, Bolivia (the "Pulacayo Project") and the Gibellini vanadium project, which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA (the "Gibellini Project").

Pulacayo Project

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Gibellini Project

The Company holds, as a claim holder or through leasehold assignments, a 100% interest in the claims comprising the Gibellini Project, which the Company aims to make the first operating primary vanadium mine in North America. The Gibellini Project is situated on the south east flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada.

The Gibellini Project consists of a total of 601 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 456 claims, which includes 201 Bisoni claims. The Gibellini Project is located in Eureka County, Nevada, as well as 22 of the Bisoni group of claims, with the remaining 179 claims extending from the Eureka country border southwest into Nye County, Nevada.

The Company is working to bring the Gibellini Project into production in order to address the supply-demand gap for vanadium projected to 2023. The projected demand is largely driven by higher rebar standards imposed by the Chinese government which is intensified by increasing demand for vanadium redox flow storage batteries. The supply is restricted by China’s improved environmental-standards on its vanadium mining and processing. The supply-demand gap is expected to affect all uses of vanadium including steel manufacture, high tech applications and large capacity vanadium redox flow batteries.

The Company's marketing efforts have mostly been in assessing the reasons and sources of demand, but the Company has also conducted concept-level negotiations for supplying vanadium from the Gibellini Project to traders and battery manufacturers. As the Gibellini Project develops and more reliable information concerning timing, volume and quality become available, the Company is expected to increase its marketing efforts. The Company will be primarily competing with other mining projects that produce zinc-silver concentrate, lead-silver concentrate, nickel concentrate vanadium pentoxide and thermal coal.

Other Projects

The Company also owns or holds 100% interests in each of the following projects: (a) the Sunawayo silver-lead mining project in Bolivia (the "Sunawayo Project"), (b) the El Triunfo gold-silver-lead-zinc project in Bolivia, (c) the Minago nickel project in Manitoba, Canada (the "Minago Project"), (d) the Titan vanadium-titanium-iron project located in Ontario, Canada, (e) the Ulaan Ovoo coal project located in Selenge Province, Mongolia, and (f) the Chandgana Khavtgai and Tal coal projects, located in Khentii Province, Mongolia (collectively, the "Projects").

At this time, the Company does not consider any of the Projects to be material to the Company for the purposes of NI 43- 101.

General Corporate Information:

At March 31, 2021 and May 14, 2021, the Company had: (i) 200,699,349 and 201,999,349 Common Shares issued and outstanding, respectively; (ii) 10,167,500 and 9,567,500 stock options, each exercisable for the purchase of one Common Share, outstanding, respectively; (iii) 24,859,177 and 24,159,177 Common Share purchase warrants, each exercisable for the purchase of one Common Share, outstanding, respectively.
Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information
All financial reports, news releases and corporate information can be accessed by visiting the Company’s website at: www.silverelef.com.
Investor & Media requests and queries: Email: ir@silverelef.com
Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Directors and Officers

As at the date of this MD&A, The Company’s directors and officers were as follows:

Directors	Officers
John Lee (Chief Executive Officer and Executive Chairman)	Ronald Espell, Vice-President, Environment and Sustainability Danniel Oosterman, Vice-President, Exploration
Greg Hall	Joaquin Merino-Marquez, Vice-President, South American Operations
Masa Igata	Irina Plavutska, Chief Financial Officer
Marc Leduc David H. Smith	Brigitte McArthur, Corporate Secretary

Audit Committee	Corporate Governance and Compensation Committee
Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
Marc Leduc	Marc Leduc

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), P.Geo., is a “qualified person” within the meaning of NI 43-101 (a "Qualified Person"). Mr. Oosterman serves as the Company’s Vice-President, Exploration and Qualified Person. He is not considered independent of the Company given the large extent that his professional time is dedicated solely to the Company. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of the Company contained in this MD&A.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

2.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of United States securities laws and "forward-looking information" within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). These forward looking statements concerns matters anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections.

Forward-looking statements in this MD&A are frequently, but not always, identified by words such as "expects", "anticipates", "intends", "believes", "estimates", "potentially" or similar expressions, or statements that events, conditions or results "will", "may", "would", "could" or "should" occur or are "to be" achieved, and statements related to matters which are not historical facts. Information concerning management's expectations regarding the Company's future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements. Such forward-looking statements include but are not limited to statements regarding the Company's planned and future exploration and/or development of the Pulacayo Project, the Gibellini Project and the Titan Project; permitting and feasibility of the Gibellini Project; the volatility of the novel coronavirus ("COVID-19") outbreak as a global pandemic; political instability and social unrest in Bolivia and other jurisdictions where the Company operates; the Revised Pulacayo Technical Report (as defined herein), including the anticipated filing thereof; the Company's goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties; the Company's future business plans; the Company's future financial and operating performance; the future price of silver, lead, zinc, vanadium and other metals; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company's projects; government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions; the Company's reliance on key management personnel, advisors and consultants; the volatility of global financial markets; the timing and amount of estimated future operating and exploration expenditures; the costs and timing of the development of new deposits; the continuation of the Company as a going concern; the likelihood of securing project financing; the impacts of changes in the legal and regulatory environment in which the Company operates; the timing and possible outcome of any pending litigation and regulatory matters; and other information concerning possible or assumed future results of the Company's operations, including: estimated future coal production at the Chandgana Tal, Ulaan Ovoo and Khavtgai Uul coal properties, and other information concerning possible or assumed future results of operations of the Company. Refer to Section 4 – Property Summary.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following: timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company's properties and projects; there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for silver, lead, zinc, vanadium and other metals; prices for and availability of fuel and electricity; parts and equipment and other key supplies remaining consistent with current levels and prices; production forecasts meeting expectations; the accuracy of the Company's current mineral resource estimates and of any metallurgical testing completed to date; labour and materials costs increasing on a basis consistent with the Company's current expectations; any additional required financing being available on reasonable terms; market developments and trends in global supply and demand for silver, lead, zinc, nickel, vanadium and other metals meeting expectations; favourable operating conditions; political stability; access to necessary financing; stability of labour markets and in market conditions in general; and estimates of costs and expenditures to complete the Company's programs. The Company has no assurance that any of these assumptions will prove to be correct.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following: the Company is an exploration stage company; the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the Common Shares; judgment of management when exercising discretion in the use of proceeds from offerings of securities; sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares; potential dilution with the issuance of additional Common Shares; none of the properties in which the Company has a material interest have mineral reserves; estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise; the Company has not received any material revenue or net profit to date; exploration, development and production risks; no history of profitable mineral production; actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated; foreign operations and political condition risks and uncertainties; legal and political risk; amendments to local laws; the ability to obtain, maintain or renew underlying licenses and permits; title to mineral properties; environmental risks; competitive conditions in the mineral exploration and mining business; availability of adequate infrastructure; the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors; limits of insurance coverage and uninsurable risk; reliance on third party contractors; the availability of additional financing on reasonable terms or at all; foreign exchange risk; impact of anti-corruption legislation; recent global financial conditions; changes to the Company's dividend policy; conflicts of interest; cyber security risks; litigation and regulatory proceedings; the obligations which the Company must satisfy in order to maintain its interests in its properties; the influence of third-party stakeholders; the Company's relationships with the communities in which it operates; human error; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and other risks and the factors discussed under the heading "Key Information - Risk Factors" in the 2020 Annual Report and in analogous disclosure in other disclosure documents of the Company

The foregoing list is not exhaustive and additional factors may affect any of the Company's forward looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

The forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

3.
FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

●
On January 21, 2021, the Company announced that a 2,300 meter drilling program had commenced at its Sunawayo Project. Since that time the Company has collected over 900 samples along an 8 kilometer strike length. Over 86% of those samples returned silver assay results grading from 1 gram per tonne ("g/t") to 458 g/t. A total of 15 drillholes have been planned over a span of 3 kilometers to test potential mineralized structures at the Caballo Uma and Pujiuni targets at the Sunawayo Project. The Company completed the drill first hole while continuing its mapping and sampling program at the Sunawayo Project, which spans 17 kilometers totaling an area of 59.5 square kilometers.

On January 21, 2021, the Company announced that it had completed a 940 meter diamond drilling program at the Pero target within the Pulacayo Project.

●
On January 22, 2021, the Company announced that it had entered into a binding definitive asset purchase agreement (the "Minago APA") with Victory Nickel Inc. ("Victory Nickel") to acquire the Minago Project.

●
On January 27, 2021, the Company announced the initial drill results from the Pero drill results within the Pulacayo Project.

●
On January 28, 2021, the Company announced that it had been named to the 2021 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market in 2020.

●
On February 1, 2021, the Company announced its intention to complete a non-brokered private placement (the "February 2021 Placement") and on February 5, 2021, the Company announced that it had closed the 2021 February Placement for gross cash proceeds of $3,750,000 through the issuance of 10,000,001 Common Shares at a price of $0.375 per share. The Company paid $73,875 in cash as finder's fees in connection with the February 2021 Placement.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

On February 10, 2021, the Company announced it had completed the acquisition of the Minago Project. Under the terms of the Minago APA, the Company acquired the Minago Project for aggregate consideration consisting of (a) a US$6,675,000 (the "Property Payment") credit against secured debt in the amount of US$12,056,307 owed by Victory Nickel to the Company pursuant to a Secured Debt Facility (the "SDF") acquired by the Company under an arm-length definitive debt purchase and assignment agreement (the "DPAA"), and (b) US$5,000,000 in Common Shares ("Consideration Shares") to be issued over a one-year period from the closing. The initial US$2 million worth of Consideration Shares were issued on February 9, 2021, and further tranches of US$2 million and US$1 million worth of Consideration Shares will be issued on or before, at the discretion of the Company, August 31, 2021 and December 31, 2021, respectively. The price per Consideration Share is equal to the volume weighted average price at which the Common Shares traded on the TSX for the five trading days preceding the applicable date of issuance of the Consideration Shares. The initial Consideration Shares were issued based on a contractual price per share equal to $0.4764 and an aggregate of 5,363,630 Consideration Shares was issued on February 9, 2021.

 Immediately prior to acquiring the Minago Project, the Company acquired the SDF from an arm's length party pursuant to the DPAA for US$6,675,000 in cash and 3 million common share purchase warrants of the Company, each exercisable for the purchase of one Common Share until February 8, 2023, at an exercise price of $0.4764 per share (the "DPAA Warrants"). The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments.

Pursuant to the Minago APA, the Company further (a) agreed, in the event the price of nickel exceeds US$10.00 per pound for 30 consecutive business days before December 31, 2023, to issue to Victory Nickel $2,000,000 in Common Shares (the "Conditional Shares"), at a price per share equal to the volume weighted average price at which the Common Shares traded on the TSX for the five trading days preceding date on which Victory Nickel delivers notice of the condition being met to the Company, (b) agreed to purchase from Victory Nickel, at closing of the Minago APA 40,000,000 Common Shares of Victory Nickel (each, a "VN Share") at a price per share of $0.025, for aggregate consideration of $1,000,000, (c) agreed to further credit the remaining balance under the SDF to Victory Nickel's benefit, upon the completion of an independent economic study proving positive net present value in respect of the Minago Project, (d) granted Victory Nickel a right of first refusal until December 31, 2023 to exploit sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project, and (e) agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. The investment in the VN Shares resulted in the Company owning approximately 29% of Victory Nickel on a non-diluted basis, as of the date of acquisition.

●
On February 24, 2021, the Company announced that the first ever drill hole at the Sunawayo Project had intercepted 137 meters of mineralization grading 36 g/t silver, starting from zero meters depth and on March 18, 2021, the Company announced that the maiden drill program had intercepted 3 meters of mineralization grading 421 g/t silver and multiple intercepts over 100 g/t silver equivalent.

●
On March 18, 2021 the Company announced silver and zinc grade intercepts from its 2,300-meter Sunawayo drill program. SWD010 intercepted 3 meters of mineralization grading 421 g/t silver, 0.92% lead, and 0.90% zinc (469 g/t AgEq) within 10 meters grading 144 g/t silver, 0.43% lead, and 0.97% zinc (183 g/t AgEq). SWD009 intercepted 2 meters of mineralization grading 50 g/t silver, 0.40% lead, and 7.67% zinc (290 g/t AgEq). So far, 100% of drill holes at Sunawayo have encountered silver and lead-zinc mineralization.

Subsequent to period end

●
On May 4, 2021 the Company announced drill assay results from the Sunawayo Project from drill holes SWD011 to SWD014, which include a high-grade intercept of 2.0 meters grading 645 g/t Ag, 5.12% Pb and 1.34% Zn, 0.19% Cu (813 g/t AgEq) within a broader intercept of 5.0 meters grading 297 g/t Ag, 2.43% Pb, 0.78% Zn, 0.08% Cu (380 g/t AgEq).

●
On May 6, 2021 the Company announced indium and gallium assays from drillholes SWD001 to SWD010 at its Sunawayo Project featuring SWD002 which intercepted 87 g/t indium,7 g/t gallium, and 48 g/t Ag (252 g/t silver equivalent) over 9 meters within an interval of 31 meters grading 119 g/t silver equivalent.

●
On May 13, 2021, the Company has filed a final short form base shelf prospectus allowing the Company to offer up to $75 million of Common Shares, Warrants, Subscription Receipts and Debt Securities during the 25-month period that the shelf prospectus is effective. A copy of the final short form base shelf prospectus can be found under the Company’s SEDAR profile at www.sedar.com.

●
On May 14, 2021, the Company announced that it is planning to spin out Flying Nickel Mining Corp. and Nevada Vanadium Mining Corp, two Canadian companies wholly owned by the Company.

For further information please view the Company’s 2021 news releases available under the Company’s SEDAR profile at www.sedar.com.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

4.
PROPERTY SUMMARY

DEFINITIONS AND INTERPRETATIONS

This MD&A contains a number of technical terms relating to exploration and resource development that may be unfamiliar to a general reader. The following definitions are provided for reference and clarification, and reflect their common use and understanding in the mining industry:

“deposit” means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A “historic” mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

“project”, as used in the context of the Pulacayo Project, the Gibellini Project, the Triunfo Project, the Sunawayo Project and the Titan Project defined in this MD&A, refers to a mineral project which, pursuant to NI 43-101, means any exploration, development or production activity, including a royalty or similar interest in these activities with respect to base metals, precious metals or industrial metals as it applies to the Company.

“property” refers to land concessions for which the Company holds mineral rights to conduct its activities.

“Qualified Person” means, pursuant to NI 43-101, an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation, or mineral project assessment. This individual is a member or licensee in good standing of a professional association and has to have relevant experience of the subject matter of the mineral project and the technical report.

PULACAYO PROJECT, BOLIVIA
The scientific and technical information in this section of this MD&A that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The Company filed the Pulacayo Technical Report on October 26, 2020. The Company is in the process of finalizing the Revised Pulacayo Technical Report due to subsequent revisions to a number of sections of the Pulacayo Technical Report by the authors thereof; however, the Revised Pulacayo Technical Report will not contain any changes to the mineral resource estimates, the interpretation and conclusions, or the recommendations from those set out in the Pulacayo Technical Report. The Revised Pulacayo Technical Report will be filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization and historic tailings piles.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita mining concession, from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca mineral deposits for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita mining concession, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.
The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

Mineral Resources and Reserves

The Pulacayo Technical Report describes mineral resources estimated following the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014 (the “CIM Standards, 2014”). Two mineral resource estimates were disclosed according to the requirements of NI 43-101 for the Pulacayo Project, one for the Pulacayo deposit and one for the Paca deposit (the “Pulacayo MRE” and “Paca MRE”, respectively, and collectively referred to herein as the “Mineral Resource Estimate”).

The Mineral Resource Estimate has an effective date of October 13, 2020 and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. Apogee Mineral Bolivia S.A., the Company’s wholly owned Bolivian subsidiary, has invested over US$30 million at the Pulacayo Project since 2006.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101. A contained metal summary based on the Mineral Resource Estimate for the Pulacayo Project is reported below:

Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal -
Effective October 13, 2020**

Zone	Category	Rounded Tonnes	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz
Open Pit Constrained	Indicated	47,380,000	101.0	1,365.0	687.5	202.0
	Inferred	4,165,000	8.0	80.3	53.5	14.3
Out-of-Pit	Indicated	660,000	5.7	19.6	6.4	6.5
	Inferred	900,000	5.2	42.4	8.3	7.4
Total:	Indicated	48,040,000	106.7	1,384.7	693.9	208.5
	Inferred	5,065,000	13.1	122.8	61.9	21.7

**Notes:

1.
The Mineral Resource Estimate was prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2.
*Ag Eq. = silver equivalent (recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the silver equivalent (recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo deposit. A metal recovery of 80% Ag was used for oxide zone mineral resources.
3.
Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4.
Pit-constrained mineral resources are defined for each deposit within optimized pit shells with average pit slope angles of 45⁰. The Pulacayo MRE was optimized at a 12.3:1 strip ratio and the Paca MRE was optimized with at a 4.3: strip ratio.
5.
Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and general and administrative (“G&A”) at US$12.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.
6.
Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.
7.
Pit-constrained sulphide zone mineral resources are reported at a cut-off grade of 30 g/t ag eq. within the optimized pit shells and pit-constrained oxide zone mineral resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shells. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.
8.
Out of pit mineral resources are external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.
9.
“Total” mineral resources for the Pulacayo MRE is the tonnage-weighted average summation of pit-constrained and out-of-pit Pulacayo deposit mineral resources.
10.
“Total” mineral resources for the Mineral Resource Estimate is the tonnage-weighted average summation of the total Pulacayo MRE and Paca MRE.
11.
Mineral resources were estimated using ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12.
Bulk density was interpolated using ordinary Kriging methods for Pulacayo MRE. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca MRE, based on grade domain solid models.
13.
Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.
Mineral resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The Mineral Resource Estimate is based on estimates of pit-constrained and out of pit mineral resources, details of which are presented in the following two tables for the Pulacayo and Paca deposits, respectively. The Pulacayo MRE incorporate 73,016 metres of diamond drilling (244 surface and 42 underground drill holes). The Paca MRE incorporates results of 104 diamond drill holes and 6 reverse circulation drill holes totaling 19,916 meters completed between 2002 and 2020. Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,090,000	125			4.4
		Inferred	25,000	60			0.0
30 *AgEq g/t	Sulfide In-Pit	Indicated	24,600,000	76	1.63	0.70	60.1	884.0	379.6	123.4	156
		Inferred	745,000	82	1.79	0.61	2.0	29.4	10.0	3.9	164
100 *AgEq g/t	Sulfide Out-of-Pit	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
		Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
Total:		Indicated	26,350,000				70.2	903.7	386.0	133.4
		Inferred	1,670,000				7.2	71.8	18.4	11.4

Paca Deposit Pit-Constrained Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2

**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled “Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective Date October 13, 2020”.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Pulacayo Deposit Sensitivity Analysis from October 13th, 2020 Mineral Resource Estimate

The sensitivity analysis is shown in the following tables showing various pit-constrained grade-tonnage scenarios for the Pulacayo deposit based on a range of cut-off grades for the sulphide and oxide zones.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,760,000	92			5.2
	Inferred	35,000	55			0.1
45 Ag g/t	Indicated	1,220,000	116			4.6
	Inferred	30,000	58			0.1
90 Ag g/t	Indicated	615,000	171			3.4
	Inferred					0
200 Ag g/t	Indicated	185,000	250			1.5
	Inferred					0
Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	24,600,000	76	1.63	0.7	60.1	884	379.6	123.4	156
	Inferred	745,000	82	1.79	0.61	2	29.4	10	3.9	164
45 AgEq g/t	Indicated	23,715,000	78	1.67	0.72	59.5	873.1	376.4	122	160
	Inferred	735,000	83	1.81	0.61	2	29.3	9.9	3.9	166
90 AgEq g/t	Indicated	13,700,000	121	2.17	0.99	53.3	655.4	299	100	227
	Inferred	290,000	154	3.62	0.97	1.4	23.1	6.2	2.9	312
200 AgEq g/t	Indicated	5,385,000	249	2.75	1.54	43.1	326.5	182.8	66.3	383
	Inferred	180,000	230	4.57	1.22	1.3	18.1	4.8	2.5	426
400 AgEq g/t	Indicated	1,860,000	387	3.62	2.25	23.1	148.4	92.3	33.8	565
	Inferred	105,000	297	5.29	1.46	1	12.2	3.4	1.8	521

Note: Mineral resource estimate cut-off grade bolded.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The following table shows sensitivity analysis for the Pulacayo deposit for out-of-pit grade tonnage scenarios:

Pulacayo Deposit Out-of-Pit Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
100 AgEq g/t	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
	Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
150 AgEq g/t	Indicated	530,000	321	1.3	0.49	5.5	15.2	5.7	6	354
	Inferred	680,000	220	2.25	0.46	4.8	33.7	6.9	6.6	300
200 AgEq g/t	Indicated	435,000	359	1.41	0.53	5	13.5	5.1	5.5	394
	Inferred	505,000	260	2.37	0.54	4.2	26.4	6	5.6	343
250 AgEq g/t	Indicated	350,000	397	1.53	0.59	4.5	11.8	4.6	4.9	435
	Inferred	375,000	309	2.14	0.64	3.7	17.7	5.3	4.6	381
300 Ag Eq g/t	Indicated	290,000	429	1.63	0.64	4	10.4	4.1	4.4	468
	Inferred	310,000	327	2.23	0.72	3.3	15.2	4.9	4	403
350 Ag Eq g/t	Indicated	230,000	462	1.74	0.7	3.4	8.8	3.5	3.7	504
	Inferred	225,000	358	2.18	0.85	2.6	10.8	4.2	3.1	434
400 Ag Eq g/t	Indicated	180,000	490	1.93	0.74	2.8	7.7	2.9	3.1	538
	Inferred	165,000	384	2.01	0.99	2	7.3	3.6	2.4	455

Note: Mineral resource estimate cut-off grade bolded.

Paca Deposit Sensitivity Analysis from October 13th, 2020 MRE

The Paca deposit is located 7 kilometers north of the Pulacayo deposit. Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades.

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530

Note: Mineral resource estimate cut-off grade bolded.

Recent Activities & Updates

2020

Reported results in the following section do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource. Drilling that began at the Pulacayo deposit in December of 2019 was completed in February of 2020. The Company announced its first set of results on January 21, 2020, from borehole PUD 267 which intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5-meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

On March 6, 2020, the Company released additional results from 2,598 meters of drilling, which focused on the western portion of the Pulacayo Project and on August 11, 2020, the Company announced further diamond infill drilling results from the Pulacayo Project. Complete results of all first phase 2020 drilling are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6
including…	117	123	6	47.8	1.11	0.25	89.7
PUD268	21	23	2	20	1.34	0.77	92.6
PUD274	75	77	2	93.5		0.42	98.8
PUD274	82	83	1	83		0.09	77.4
PUD283	248	350	102	145	2.56	1.05	255
including..	248	282	34	9	1.05	0.22	52
and…	282	297	15	35	2.99	0.4	148
and…	297	310	13	157	5.15	1.47	370
and…	310	317	7	225	3.74	1.15	371
and…	317	322	5	1565	3.85	8.25	1825
and…	322	329	7	134	1.73	1.18	222
and…	329	350	21	76	2.65	0.82	188
PUD284	30.5	204.2	173.7	15	0.67	0.28	46
including…	30.5	55	24.5	3	2.45	0.1	20
and…	55	65	10	113	2.11	1.93	243
and…	65	79	14	13	1.2	0.44	69
and…	79	101	22	4	0.36	0.11	20
and…	101	204.2	103.2	10	0.59	0.18	36
PUD284	206.3	273	66.7	112	1.94	0.46	182
Interval:	206.3	240	33.7	46	2.12	0.41	129
Interval:	240	256	16	79	2.7	0.72	189
Interval:	256	273	17	274	1.13	0.33	295
PUD284	282	318	36	26	1.01	0.34	70
including…	282	288	6	13	0.94	0.27	54
and…	288	300	12	60	1.48	0.61	127
and…	300	318	18	7	0.72	0.18	38

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013 by Universidad Tecnica de Oruro (UTO), in Oruro and La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) in Roodeporrt, South Africa.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

On November 30, 2020, the Company announced that further to the news release dated October 14, 2020, it has received the complete assay results from the Company’s diamond drill program at the Paca deposit. All 5 drill holes intersected mineralization, with the results shown in the following table:

Hole ID	From	To	Length (m)	Ag g/t	Zn %	Pb %	AgEq*
PND114	1.5	18.0	16.5	43	0.11	0.36	55
PND115	3.0	69.0	66.0	48	0.10	0.80	75
PND116	7.0	37.0	30.0	23	0.15	0.42	41
PND117	51.0	82.0	31.0	3	0.45	0.31	31
PND118	18.0	38.0	20.0	25	0.09	0.09	29
PND118	67.0	179.0	112.0	15	0.50	0.48	50
including…	133.0	143.0	10.0	61	0.65	0.37	93

(*) Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2020 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated October 13th, 2020). Silver equivalent is calculated as follows: Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length.

PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones.

PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone.

PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart.

PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

The Company is integrating the drill results to the recently completed geomodelling. Commencement of next round of Paca drilling is tentatively scheduled for the first half of 2021.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

In March 2020 the Company further announced that it had commenced district exploration program at its Pulacayo project. The Company would be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics would also be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined.

In July 2020, the Company announced results of rock chip samples taken from the San Leon underground tunnel. This geological sampling and mapping program are part of an ongoing district exploration program announced on March 9, 2020, at the Company’s Pulacayo Silver Project in Bolivia. A total of 113 chip samples were collected at intervals of from 0.85 to 3.0 meters to better characterize the geology and alteration of the San Leon tunnel, which continues for 3km to the south of the mapping area, passing through the Company’s existing NI43-101 Pulacayo resource and connects to the town of Pulacayo. The tunnel also extends to the north for 1 km where historically the Pulacayo mine’s ore was carted for smelting during the 1800’s. Sample results are tabulated below:

Sample ID	TYPE	Azimuth	WIDTH (m)	Ag ppm	Pb %	Zn %	Ag Eq. ppm	Structure	DIP_DIR	DIP
3879	Chip	350	1.5	400	0.876	0.929	420	Breccia	20	80
3883	Chip	350	0.9	77	0.342	0.287	91	Fault	0	72
3881	Chip	7	1.8	25	0.137	0.127	32	Contact	345	78
3878	Chip	13	0.9	5	0.306	0.399	29	Veinlets	0	85
3882	Chip	338	1.8	17	0.18	0.074	24	Veinlets	350	65
3880	Chip	5	1.9	6	0.132	0.102	14	Veinlets	345	65
(*) Silver equivalent is calculated as follows: Ag Eq.(g/t) = Ag (g/t)*89.2%+(Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for the Pulacayo project in 2013.

Mapping identified a vein system trending in a roughly east-west direction at the Pacamayo zone (“Veta Pacamayo”). The vein system measures approximately 175 meters in width south to north in the tunnel and is situated 1.3 kilometers north of the Pulacayo resource and 5km south of Paca resource. Highlights of the tunnel chip samples taken in Veta Pacamayo include 420g/t AgEq* over 1.5 meters and 91g/t AgEq over 0.9 meters.

Geological mapping also identified a transition in the intensity of alteration (argillic-style) along the San Leon tunnel. Highest intensity alteration occurs in the Veta Pulacayo, and Veta Pacamayo areas and coincides with the highest observed chip sample silver values. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

In September 2020 geological mapping was conducted in the Pero area of the Pulacayo Project. Pero is located to the southeast of the Tajo Vein system that hosts the Pulacayo deposit. Geological mapping and surface sampling identified an area of silver bearing surface mineralization of up to 200 g/t silver several hundreds of meters south of the projected east-west Tajo Vein system trend, suggesting that the Tajo Vein system was offset southward in this portion of the system where strong alteration can be observed at surface covering 250 meters by 100 meters wide. This reinterpreted surface projection of the Tajo Vein system coincides with some historic Spanish workings in that area of property that date back to the 16th Century. Highlights of assay results from recent surface samples at Pero are tabulated below:

Sample ID	Type	Azimuth	Width (m)	Ag (g/t)	Zn%	Pb%
1313	Chip	210	3	200	0.1	0.1
1314	Chip	195	1.2	200	0.1	0.01
1295	Chip	340	3	164	0.0164	0.0164
1297	Chip	320	1.4	132	0.0132	0.0132
1315	Chip	200	2.9	100	0.01	0.01
1301	Chip	240	4	72	0.0072	0.0072
1303	Chip	200	6.4	67	0.0067	0.0067
1323	Chip	20	4	50	0.005	0.005
1304	Chip	150	3.7	46	0.0046	0.0046

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

In December 2020 the Company commenced a 940 meter diamond drilling program at the Pero target within its Pulacayo Project in Bolivia. Pero is located at the easternmost portion of the Pulacayo deposit and is the least understood area geologically. Field work in 2020 identified potential structural remobilization in this area that might explain the erratic nature of mineralization within the Tajo Vein System as it occurs in this area of the property. A summary of results from this drilling is tabulated below:

BHID	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
PUD285	30.6	44.6	14.0	43	0.19	0.02	46
PUD 285	143.0	191.0	48.0	10	0.11	0.17	23
PUD 286	99.0	124.0	25.0	18	0.33	0.09	32
PUD 286	148.0	152.0	4.0	393	3.79	0.88	518
PUD 286	174.0	183.0	9.0	20	0.13	0.05	25
PUD 287	56.0	78.0	22.0	43	0.23	0.02	48
PUD 287	127.0	139.0	12.0	15	0.01	0.01	15

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length.

During the three months ended March 31, 2021, the Company incurred total costs of $673,684 (three month ended March 31, 2020 - $639,368) for the Pulacayo Project including $552,422 (three months ended March 31, 2020 - $564,955) for geological and engineering services, $116,062 (three months ended March 31, 2020 - $74,413) for personnel, legal, general and administrative expenses and $5,200 (three months ended March 31, 2020 - $Nil) for fees and permits.

The Company also reports that the national COVID-19 quarantine in Bolivia was lifted in late-June of 2020. The Company has resumed its work schedule and commenced an exploration program at the Pulacayo Project consisting of geological mapping of the property. Work will continue as planned; however, the Company will follow the guidance of federal and local authorities in Bolivia with regards to COVID-19.

2021 Outlook

The Company’s 2021 Pulacayo objectives are:

●
 Complete district geological mapping over entire property;
●
 Complete induced polarization (geophysics) survey over the entire property;
●
 Evaluate field data to generate drilling targets over property;
●
 Commence diamond drilling program testing priority targets on property.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Sunawayo Project, Bolivia

On September 8, 2020, the Company announced that it has entered the Sunawayo SPA, a binding sales and purchase agreement with the Sunawayo Vendor to acquire the Sunawayo Project, a silver-lead mining project located immediately adjacent to the Malku Khota silver project in Bolivia.

The Sunawayo Project is patented land which the Company has secured rights to explore through the Sunawayo SPA, whereas Malku Khota is unpatented land administered by COMIBOL. In January of 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is currently under review. While the Company is engaging with COMIBOL to advance this process, the Company has not been provided with any timelines for any eventual approval. There are currently no existing resources or reserves on the Sunawayo property and it remains an exploration stage project.

The purchase agreement of the Sunawayo Project includes a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

Forty-eight samples, spanning 11 kilometers, were taken at the Sunawayo Project, where visible mineralization was observed during a recent site visit conducted in August 2020 by Company geologists who collected the samples during their visit. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

Four priority target areas were identified during this site visit: Caballo Uma, Pujiuni, Mine Area, and Malku Khota border.

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93323	Caballo Uma	CHIP	397	2.63	0.67	475
93329	Caballo Uma	CHIP	293	4.26	2.04	448
93327	Caballo Uma	GRAB	289	1.92	0.44	344
93324	Caballo Uma	GRAB	288	0.27	0.01	294
93303	Caballo Uma	CHIP	169	12.55	0.26	452
93321	Caballo Uma	GRAB	158	20	0.01	597
93337	Pijiuni	CHIP	477	>20	0.02	916
93334	Pijiuni	CHIP	37	4.28	0.03	132
93336	Pijiuni	CHIP	35	0.59	0.13	52
93347	Mine Area	GRAB	3	>20	0.01	442
93346	Mine Area	GRAB	1	14.2	0.25	320
93310	MK Border	GRAB	8	0.05	0.17	14
93309	MK Border	GRAB	8	0.01	0.1	11

Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377). Samples indicating >20% Pb are calculated using 20% Pb

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

2021

The Company commenced the maiden drilling program for the Sunawayo project in January 2021. The first 2 drillhole results were received in February 2021 and announced on February 24th, 2021. The first drill hole intercepted 137 meters of mineralization grading 36 g/t silver, starting from 0 meters-depth. The second drill hole intercepted 31 meters of mineralization grading 44 g/t silver, 0.39% lead, and 0.48% zinc from 1 meter-depth. Both SWD001 and SWD002 (240 meters to the southeast of the former) feature near-uniform silver assays throughout the reported intervals. Composited results for SWD001 and SWD002 are tabulated below:

Hole ID	From	To	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
SWD001	0.0	137.0	137.0	36	0.12	0.02	39
SWD002	1.0	32.0	31.0	44	0.39	0.48	67
incl…	21.0	30.0	9.0	48	0.73	1.57	112

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 80% to 85% of reported core length. (*)Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., and a lead price of $0.80/lb. (all USD) and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

These 2 holes were the first results from 15 planned drillholes.

Summary of the Acquisition of the Sunawayo Project

Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to transfer the mining rights of the Sunawayo Project to the Company upon the Company paying it US$6,500,000. That payment consists of US$300,000 that was paid to the Sunawayo Vendor upon execution of the Sunawayo SPA with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021. The Company has suspended the March 2021 installment and all proceeding installments while it verifies that the vendor is in compliance of Bolivia’s jurisdictional regulations.

During the three months ended March 31, 2021, the Company incurred total exploration costs of $473,578 (three months ended March 31, 2020 - $Nil) for the Sunawayo Project.

The Company’s 2021 Sunawayo objectives are currently paused as it verifies the vendor’s compliance status with Bolivia’s regulatory requirements.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Triunfo Project, Bolivia

On July 13, 2020 the Company executed the Triunfo Agreement with the Triunfo Vendor. The Triunfo Agreement provides the Company with the Triunfo Rights (consisting of the Exploration Right and the Purchase Right) with respect to the Triunfo Project. The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project (expected to occur no later than March 2021) until July 13, 2025, or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain the Residual Interest. Upon exercise of the Purchase Right, the Company may make a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

●
the Residual Interest may be extinguished for US$300,000;
●
the Residual Interest may be reduced to 4% for US$250,000;
●
the Residual Interest may be reduced to 3% for US$200,000;
●
the Residual Interest may be reduced to 2% for US$150,000; or
●
the Residual Interest may be reduced to 1% for US$100,000.

Triunfo Project Summary

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Triunfo Vendor maintains a positive relationship with the local community. Exploration was conducted in 2005 through 2007 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Only 20% of the Triunfo Project was explored by Solitario.

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions. Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20 meters to 150 meters and are locally displaced for several meters by north-east trending faults. In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold.

The Triunfo Project contains polymetallic vein-style mineralization hosted in metasediments of the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi.

Several dozen chip samples were taken from the surface and tunnels at Triunfo in late-May 2020. The sampling returned significant results from both blocks.

The following table shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

El Triunfo Chip Channel Results Returning 1g/t AuEq* or greater

ID	BLOCK	Type	WIDTH	Au	Ag	Pb	Zn	AuEq	AgEq
			(m)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)
46506	A	chip channel	3.9	2	113	3.46	0.12	8	814
46505	A	chip channel	2	4	29	1.34	0.06	8	806
46504	A	chip channel	2.1	1	69	2.52	1.82	6	547
46503	A	chip channel	2.2	1	64	1.93	0.13	5	465
46502	A	chip channel	3.8	1	55	2.34	1.08	4	415
46501	A	chip channel	2.3	0	75	2.61	1.29	4	406
46299	A	chip channel	2.8	2	25	0	0.02	4	385
46298	A	chip channel	2.3	1	35	1.42	1.76	4	366
46297	A	chip channel	2	2	40	0	0.01	4	358
46296	A	chip channel	2.4	1	96	0	0.01	3	304
46295	A	chip channel	2.1	2	6	0	0	3	293
46294	A	chip channel	3	0	46	2.88	0.14	3	289
46293	A	chip channel	1.3	1	15	0.34	0.03	3	284
46292	A	chip channel	2.6	1	75	0	0.04	3	270
46291	A	chip channel	2	0	42	1.88	0.45	3	265
46290	A	chip channel	2	0	47	1.76	0.1	3	251
46289	A	chip channel	1	1	31	0.54	0.02	2	238
46288	A	chip channel	1.7	0	20	0.53	2.23	2	218
46287	A	chip channel	1	1	30	0.35	0.11	2	210
46286	A	chip channel	3.4	1	14	0	0	2	209
46285	A	chip channel	3	1	5	0	0	2	207
46284	A	chip channel	2	0	25	1.02	0.37	2	206
46283	A	chip channel	2.2	1	6	0	0	2	178
46282	A	chip channel	1.3	1	2	0	0	2	175
46281	A	chip channel	1.5	0	42	0	0.01	2	168
46279	A	chip channel	2.4	1	14	0	0	2	164
46278	A	chip channel	2	0	17	0.59	0.41	2	151
46277	A	chip channel	2.1	1	26	0	0	2	149
46276	A	chip channel	2	0	16	0.54	0.23	1	126
46275	A	chip channel	2	0	6	0.25	0.23	1	126
46274	A	chip channel	4	1	2	0	0	1	118
46273	A	chip channel	2.3	1	4	0	0	1	114
46272	A	chip channel	2.9	1	4	0	0.01	1	109
46271	A	chip channel	2	0	11	0.3	0.36	1	102
46270	A	chip channel	2.4	0	9	0.02	0.02	1	97
46269	A	chip channel	2.5	0	23	0.25	0.46	1	95

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

 Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

As with the Pulacayo Project and Sunawayo Project, the Company’s objectives for the remainder of 2020 and 2021 is to identify exploration targets and to test those targets that meet the criteria for drilling with an aim to make new discoveries. More specifically, the Company’s initial drill program entails 5 holes for up to 1,000 meters that may be expanded. The drilling will step out to the east and west of historic drill hole TR001 on Block B.

District geological mapping and geophysics is also planned, as the host and accessory mineral properties associated with the mineralization at El Triunfo can be detected by geophysical imaging methods such as induced polarization (IP).

BLOCK C
Sulphide mineralization in sheeted veins/veinlets
BLOCK A
Sulphide mineralization in sheeted veins/veinlets parallel to anticline fracturing and stratification surfaces
501
South
North
30.0m
40.0m
TR001
94.2m@ 0.65%Pb, 0.39%Zn, 0.39g/tAu, 21.8 g/t Ag
TR-01
4600 m
4500 m
4400 m
4300 m
4200 m
GEOPHYSICAL ANOMALY (?)
400 m Approx.
(Not for scale)

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.
On November 25, 2020, the Company announced that further to the news release dated August 19, 2020, it has received the complete assay results from the Company’s first diamond drill program at its 100%-controlled El Triunfo Au-Ag-Zn-Pb project in Bolivia.

Borehole TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead (1.45 g/t AuEq) within 98.9 meters of mineralization grading 1.04 g/t AgEq starting 13.0 meters downhole.

Notable highlights include

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR006	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Mineralization is hosted in altered black shales exhibiting hydrothermal sheeted quartz-carbonate vein sets that are concentrated along the axes of regional anticlinal fold structures.

Assay results are detailed in the table below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR004	14.0	15.0	1.0	0.24	18.85	0.21	0.65	0.70
	17.0	18.0	1.0	0.74	2.21	0.03	0.04	0.78
	71.0	74.0	3.0	1.11	5.01	0.00	0.00	1.16

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR005	61.0	62.0	1.0	0.59	8.00	0.00	0.01	0.67
	122.0	124.0	2.0	0.50	2.29	0.01	0.02	0.53
TR006	5.0	6.0	1.0	0.73	3.19	0.10	0.13	0.84
	20.0	21.0	1.0	0.15	11.10	0.35	0.29	0.48
	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR006	94.5	101.5	7.0	0.56	23.21	0.82	0.56	1.26
	106.5	107.4	0.8	0.32	12.70	0.25	0.01	0.54
	120.0	121.0	1.0	0.07	15.90	0.50	0.67	0.62
	142.8	143.3	0.5	0.60	0.43	0.00	0.00	0.61
	190.0	191.3	1.3	0.72	89.58	2.07	0.16	2.42
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR007	118.5	119.5	1.0	0.03	4.55	0.17	0.53	0.30
	121.5	122.5	1.0	0.30	3.69	0.07	0.46	0.50
	125.5	126.3	0.8	0.56	3.18	0.09	0.03	0.63
	179.0	181.0	2.0	1.05	1.38	0.01	0.01	1.07
	185.6	186.2	0.6	0.44	5.69	0.02	0.01	0.51
	196.0	197.0	1.0	0.74	1.46	0.00	0.00	0.76
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05
TR008	138.1	139.1	1.0	0.71	0.90	0.01	0.00	0.72
	149.0	151.0	2.0	0.10	22.73	0.78	0.03	0.61
	156.0	157.0	1.0	0.74	1.33	0.02	0.01	0.76
	183.0	183.6	0.6	1.65	2.62	0.02	0.01	1.69
	231.6	232.6	1.0	0.41	4.50	0.00	0.00	0.46
	247.5	250.0	2.5	1.64	35.99	0.00	0.00	2.01
	257.0	258.0	1.0	0.78	2.15	0.00	0.00	0.80

*See Notes on gold equivalent (AuEq) calculations and metals prices above.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Reported widths in all tables are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 54% to 65% of reported core length. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

As the next step, the Company will integrate those results with planned district geological mapping and geophysics such as induced polarization (IP). Commencement of next round of El Triunfo drilling is tentatively scheduled for second half of 2021.

During the three months ended March 31, 2021, the Company incurred consulting costs of $3,805 (three months ended March 31, 2020 - $Nil) for the Triunfo Project.

The Company’s 2021 Triunfo objectives are:

●
Conduct geological and structural mapping over the property;
●
Complete induced polarization (geophysics) survey over the property;
●
Generate drilling targets from ground work; and
●
Test targets with diamond drilling program.

Gibellini Project, Nevada, USA

The Company holds, as a claim holder or through leasehold assignments, a 100% interest in the claims comprising the Gibellini Project, which the Company aims to make the first operating primary vanadium mine in North America. The Gibellini Project is situated on the south east flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada.

The Gibellini Project consists of a total of 601 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 456 claims, which includes 201 Bisoni claims. The Gibellini Project is located in Eureka County, Nevada, as well as 22 of the Bisoni group of claims, with the remaining 179 claims extending from the Eureka country border southwest into Nye County, Nevada.

The Company is working to bring the Gibellini Project into production in order to address the supply-demand gap for vanadium projected to 2023. The projected demand is largely driven by higher rebar standards imposed by the Chinese government which is intensified by increasing demand for vanadium redox flow storage batteries. The supply is restricted by China’s improved environmental-standards on its vanadium mining and processing. The supply-demand gap is expected to affect all uses of vanadium including steel manufacture, high tech applications and large capacity vanadium redox flow batteries.

The Gibellini Project is situated on the south east flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD1,000,000, which will be deemed an Advance Royalty Payment.

The Company also entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for payment by the Company to the Former Louie Hill Lessors of both advance royalty payments and net smelter return royalty payments. As with the Gibellini MLA, the advance royalty payments are calculated based on an agreed formula relative to the average vanadium pentoxide price for the prior year, for a total amount not to exceed US$28,000 per year (the “Louie Hill Advance Royalty Payments”). Upon commencement of production, the obligation to make Louie Hill Advance Royalty Payments will be replaced by a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims.
The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1 million, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of the commencement of production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.
In December 2017, the Company expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini claim group covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration (US) Inc, by paying a total of $335,661 in cash and issuing the equivalent of 500,000 Common Share purchase warrants to arm’s-length, private parties.

In September 2020, the Company acquired the Bisoni Project from CellCube Energy Storage Systems Inc. (“Cellcube”). As consideration for the acquisition of the Bisoni Project under the Bisoni Asset Purchase Agreement, the Company issued 4 million Common Shares and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000, calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The expanded Bisoni group of claims is located within the same formation and lithologic units as the Gibellini group of claims. The general geology in this area considered to be similar to the Gibellini group of claims.

In August 2020 the Company expanded the land position at the Gibellini Project, by staking a total 32 new claims adjacent to the project.

On November 20, 2017, the Company filed an independent technical report titled “Gibellini Project Nevada, USA NI 43-101 Technical Report” with an effective date of November 10, 2017 (the ”2017 Gibellini Report”) prepared by the Wood Group. The 2017 Gibellini Report was filed with Canadian securities regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com.

On June 25, 2018, the Company filed a technical report titled “Gibellini Project Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” prepared by Mr. Kirk Hanson, P.E., Technical Director, Open Pit Mining; Mr. Edward J.C. Orbock III, RM SME, Principal Geologist and US Manager of Consulting; Mr. Edwin Peralta, P.E., Senior Mining Engineer; and Mr. Lynton Gormely, P.Eng., Consultant Metallurgist of Wood Group (the “2018 Gibellini PEA”). The 2018 Gibellini PEA has an effective date of May 29, 2018 and is available under the Company’s SEDAR profile at www.sedar.com. Each of the authors of the 2018 Gibellini PEA are "independent" Qualified Persons within the meaning of NI 43-101.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

Gibellini Deposit Mineral Resource Estimate and 2018 Gibellini PEA

On June 25, 2018, the Company filed the 2018 Gibellini PEA, which provides an updated mineral resource estimate for the Gibellini Project.

The 2018 Gibellini PEA replaces the 2017 Gibellini Report. The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2018 Gibellini PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
The 2018 Gibellini PEA disclosed an estimated 7.94 million tons at a weighted average grade of 0.314% vanadium pentoxide (“V2O5”) in the measured category and 15.02 million tons at a weighted average grade of 0.271% V2O5 in the Indicated category leading to a total combined measured and indicated mineral resource of 22.95 million tons at a weighted average grade of 0.286% V2O5. Total contained metal content of the measured and indicated mineral resources is 131.34 million pounds V2O5. The inferred mineral resource estimate is 14.97 million tons at a weighted average grade of 0.175% V2O5. The total contained metal content of the inferred mineral resource estimate is 52.30 million pounds V2O5. The table below contains a summary of the Gibellini deposit mineral resource estimate (the "Gibellini Deposit Mineral Resource Estimate"), which is derived from the 2018 Gibellini PEA:

Gibellini Deposit Mineral Resource Estimate***

Confidence Category	Domain	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5(%)	ContainedV2O5 (Mlb)
Measured	Oxide	0.101	3.96	0.251	19.87
	Transition	0.086	3.98	0.377	29.98
Indicated	Oxide	0.101	7.83	0.222	34.76
	Transition	0.086	7.19	0.325	46.73
Total Measured and Indicated			22.95	0.286	131.34
Inferred	Oxide	0.101	0.16	0.170	0.55
	Transition	0.086	0.01	0.180	0.03
	Reduced	0.116	14.80	0.175	51.72
Total Inferred			14.97	0.175	52.30

***Notes:

1.
The Qualified Person for the Gibellini Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the Wood Group of companies. The Gibellini Deposit Mineral Resource Estimate has an effective date of May 29, 2018.
2.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.
Mineral resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.
Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb.; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/ton for oxide material, 16.35 ft3/ton for transition material and 14.18 ft3/ton for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40º pit slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Louie Hill Deposit

The Louie Hill deposit lies approximately 1,600 ft south of the Gibellini deposit.

The 2018 Gibellini PEA provides an inferred mineral resource of 7.52 million tons at a weighted average grade of 0.276% vanadium pentoxide (V2O5). The oxidation domains were not modeled. The total contained metal content of the estimate is 41.49 million pounds V2O5. The table below summarizes the Louie Hill deposit mineral resource estimate (the "Louie Hill Deposit Mineral Resource Estimate"):

Louie Hill Deposit Mineral Resource Estimate***

Confidence Category	Cut-offV2O5 (%)	Tons(Mt)	GradeV2O5 (%)	ContainedV2O5 (Mlb)
Inferred	0.101	7.52	0.276	41.49

***Notes:

1.
The Qualified Person for the Louie Hill Deposit Mineral Resource Estimate is Mr. E.J.C. Orbock III, RM SME, an employee of the a Wood Group of companies . The Louie Hill Deposit Mineral Resource Estimate has an effective date of May 29, 2018. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.
Oxidation state was not modeled.
4.
Mineral resources are reported within a conceptual pit shell that uses the following assumptions: mineral resource V2O5 price: $14.64/lb; mining cost: $2.21/ton mined; process cost: $13.62/ton; G&A cost: $0.99/ton processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/ton for mineralized material, royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. For the purposes of the Louie Hill Deposit Mineral Resource Estimate, an overall 40º slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

A total of 280 drill holes (about 51,265 ft) have been completed on the Gibellini Project since 1946, comprising 16 core holes (4,046 ft), 169 rotary drill holes (25,077 ft; note not all drill holes have footages recorded) and 95 reverse circulation holes (22,142 ft).

The vanadium-hosted argillite unit ranges from 175 to over 300 ft thick and overlies gray mudstone and black shales. The argillite has been oxidized to various hues of yellow and orange to a depth of 100 ft and is believed to have been part an overall homogenous black shale unit. Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced.

No significant work has been conducted on the Gibellini Project since 2015, with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since its acquisition of the Gibellini Project.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, will need to be undertaken to secure any future power supply contract and transmission line to the site.

In conformance with BLM permitting requirements and Secretarial Order 3355, the Company submitted a package of enhanced baseline reports (the "Enhanced Baseline Reports") on March 22, 2019. Following the BLM review of the baseline reports, the Company submitted the Gibellini Mine Plan of Operations (the “Gibellini MPO”) to the Battle Mountain District office of the BLM and the Reclamation Permit application to the State of Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation on June 28, 2019.

The Gibellini MPO includes over 1,100 pages of detailed development plans for the Gibellini Project exploration activities, open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini deposit with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads. The Company currently has no timeline to production.

In addition, the Gibellini MPO includes the following management plans and engineering studies:

1. quality assurance plan;
2. storm water management plan;
3. adaptive waste rock management plan;
4. monitoring plan;
5. noxious weed management plan;
6. spill contingency plan;
7. feasibility study level pit slope design;
8. heap leach and waste rock dump facility stability report;
9. closure plan;
10. water management plan;
11. interim closure plan;
12. transportation plan;
13. radiation protection plan;
14. climate data and surface water hydrology;
15. seismic hazard analyses; and
16. engineering design criteria.

In August 2018, NewFields completed the Gibellini heap leach pad and waste dump designs as part of an overall basic engineering design led by M3 Engineering and Technology Corp

On October 31, 2019, the water pollution control permit and air permit applications were submitted to the Nevada Division of Environmental Protection (“NDEP “) incorporating the Newfields and M3 Engineering design packages. The draft air permit was posted for public comment on July 13, 2020.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

2018 Gibellini PEA

On May 29, 2018, the Company received results of the 2018 Gibellini PEA for the Gibellini Project. The 2018 Gibellini PEA reported an after-tax cumulative cash flow of $601.5 million, an internal rate of return of 50.8%, a net present value of $338.3 million at a 7% discount rate and a 1.72 years payback on investment from start-up assuming an average vanadium pentoxide price of $12.73 per pound. As of May 29, 2018, the price of vanadium pentoxide was $14.20 per pound according to www.asianmetal.com. The 2018 Gibellini PEA was prepared by Amec Foster Wheeler E&C Services Inc, part of the Wood Group, and is based on the NI 43-101 compliant resource calculations reported above.

Highlights of the 2018 Gibellini PEA (after tax)

Internal rate of return	50.8%
Net present value (“NPV”)	US$338.3 million at 7% discount rate
Payback period	1.72 years
Average annual production	9.65 million lbs V2O5
Average V2O5 selling price	US$12.73 per lb
Operating cash cost	US$4.77 per lb V2O5
All-in sustaining costs*	US$6.28 per lb V2O5
Breakeven price**	US$7.76 per lb V2O5
Initial capital cost including 25% contingency	US$116.76 million
Average grade	0.26% V2O5
Strip ratio	0.17 waste to leach material
Mining operating rate	3.4 million tons (leach material and waste) per year
Average V2O5 recovery through Direct Heap Leaching	62%
Life of mine	13.5 years

*includes selling costs, royalties, operating cash cost, reclamation, exploration and sustaining capital costs.

**includes selling costs, royalties, operating cash costs, taxes (local, state, and federal), working capital, and sustaining and capital costs.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

The 2018 Gibellini PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 Gibellini PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the 2018 Gibellini PEA capital cost and operating costs. This sensitivity analysis indicates strong project economics even in very challenging conditions, and that the project is well positioned to benefit from the current rising vanadium price environment. A 20% increase in the vanadium price relative to the base case translates to a US$491.3 million after-tax NPV at a 7% discount rate.

Sensitivity Analysis

V2O5 price change	V2O5 price US$/lb	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	16.55	69%	568.0	996.0
20%	15.28	63%	491.3	864.4
10%	14.00	57%	415.2	733.2
Base price	12.73	51%	338.3	600.4
-10%	11.46	44%	261.0	467.2
-20%	10.18	36%	183.1	333.2
-30%	8.91	26%	103.9	196.9

V2O5 gradechange	V2O5grade	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	0.34%	68%	554.4	972.8
20%	0.31%	63%	482.4	849.0
10%	0.28%	57%	410.7	725.4
Base grade	0.26%	51%	338.3	600.4
-10%	0.23%	44%	265.6	475.0
-20%	0.21%	37%	192.2	348.9
-30%	0.18%	28%	118.3	221.6

Capexchange	CapexUS$M	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	151.8	40%	307.2	564.3
20%	140.1	43%	317.6	576.3
10%	128.4	47%	328.0	588.4
Base Capex	116.8	51%	338.3	600.4
-10%	105.1	55%	348.6	612.5
-20%	93.4	61%	358.9	624.6
-30%	81.7	67%	369.3	636.8

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Opexchange	OpexUS$M	After-taxIRR	After-tax NPVUS$M @ 7%	After-taxcashflowUS$M
30%	6.20	45%	257.9	450.2
20%	5.72	47%	284.8	500.3
10%	5.25	49%	311.6	550.4
Base Capex	4.77	51%	338.3	600.4
-10%	4.29	53%	364.8	650.0
-20%	3.82	55%	390.7	698.4
-30%	3.34	56%	416.0	745.4

Mining & Processing

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine utilizing a truck and shovel fleet comprised of 100-ton trucks and front-end loaders. Average mine production during the 13.5 year mine life is 3.4 million tons of leach material (3 million tons) and waste (0.4 million tonnes) per year at a strip ratio of 0.17. Mining is to be completed either in-house or through contract, with the Company’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work if contract mining is selected.

	Oxide‘000 tons	Transition‘000 tons	Reduced‘000 tons	Grade% V2O5	Metal containedV2O5 (Mlb)	Metal ProducedV2O5 (Mlb)
YR 1	2,600	400	—	0.291	17.440	10.633
YR 2	2,400	600	—	0.278	16.690	10.480
YR 3	1,760	1,240	—	0.310	18.580	12.067
YR 4	650	2,350	—	0.372	22.320	15.217
YR 5	310	2,680	10	0.366	21.950	15.185
YR 6	2,240	750	10	0.315	18.920	11.928
YR 7	3,000	—	—	0.316	18.980	11.394
YR 8	1,910	700	380	0.189	11.310	7.085
YR 9	690	1,220	1,090	0.216	12.940	8.023
YR 10	110	370	2,520	0.208	12.480	6.898
YR 11	450	360	2,180	0.182	10.910	6.103
YR 12	50	140	2,820	0.166	9.980	5.349
YR 13	390	10	2,600	0.183	10.970	5.839
YR 14	1,710	—	—	0.195	6.670	4.096
Totals:	18,290	10,830	11,590	0.258	210.15	130.297

The processing method envisioned for the Gibellini Project will be to feed leach material from the mine via loader to a hopper that feeds the crushing plant. The leach material will then be fed to an agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution will be sent to the process building for metal recovery where it will go through solvent extraction and stripping processes to produce the vanadium pentoxide and a secondary yellowcake uranium.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Vanadium Recoveries and Metallurgical Testing

Approximately 130.3 million pounds of V2O5 and 336,000 pounds of uranium is expected to be produced from the Gibellini Project heap leaching operations at an average vanadium recovery of 62% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching is performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The pregnant leach solution is continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle. The table below summarizes the projected metallurgical recoveries used in the 2018 Gibellini PEA for the three defined oxidation-type domains.

Mill Feed Material Type	Direct Leaching Recovery
Oxide	60%
Transition	70%
Reduced	52%

The direct heap leach vanadium recovery estimates used in the 2018 Gibellini PEA were based on extensive metallurgical testing work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories ("McClelland"). Samples were selected from a range of depths within the deposit, representative of the various types and styles of mineralization. Samples were obtained to ensure that tests were performed on a sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching.

Capital and Operating Costs

The projected capital costs for the Gibellini Project over a one-and-a-half-year construction period and mine life average operating costs are summarized in the two tables below. The capital cost includes 25% contingency or USD23.4 million.

Pre-Production Capital Cost

Cost Description	Total (US$000s)
Open Pit Mine
Open pit mine development	1,412
Gibellini incremental WRSF	212
Mobile equipment	111
Infrastructure-On Site
Site prep	2,431
Roads	1,391
Water supply	2,007
Sanitary system	61
Electrical – on site	2,052
Communications	165
Contact water ponds	174
Non-process facilities – buildings	7,583
Process Facilities
Mill feed handling	15,380
Heap leach system	20,037
Process plant	14,441
Off-Site Infrastructure
Water system	4,495
Electrical supply system	3,227
First fills	860
Subtotal Total Direct Cost	76,039
Construction indirect costs	4,254
Sales tax / OH&P	4,236
EPCM	8,879
Total Before Contingency	93,409
Contingency (25%)	23,352
Total Project Cost	116,761

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Operating Costs

Total Cash Operating Cost	US$ per Ton Leached	US$ per lb of V2O5 Produced
G&A	0.99	0.31
Mining Cost	2.72	0.85
Total Processing Cost	11.54	3.61
Total	15.26	4.77

The cash operating costs in the first half of the project covering years 1-7 is US$3.59 per lb of V2O5 produced and for the years 8-14 is US$7.12 per lb of V2O5 produced, resulting in the weighted average cash cost of US$4.77 per lb of V2O5 produced. The cash operating cost is lower in the first half of the project due to processing higher grade material.

Big Sky Prospect (300m by 50m)

The Big Sky prospect occurs 3.1 kilometers southwest of the Gibellini Hill measured and indicated resource and 1.8 kilometers southwest of the Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300-meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in table below.

V2O5% grab sample assay results at Big Sky prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 kilometers southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in the following table.

V2O5% grab sample assay results at Middle Earth prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
301951	Middle Earth	0.350
301952	Middle Earth	0.482
301968	Middle Earth	0.628
301969	Middle Earth	0.605
301970	Middle Earth	0.634
301972	Middle Earth	0.252
301973	Middle Earth	0.687
301974	Middle Earth	0.470
301975	Middle Earth	0.612
301976	Middle Earth	0.637
301978	Middle Earth	0.559
301979	Middle Earth	0.557
301980	Middle Earth	0.259
301981	Middle Earth	0.405
301983	Middle Earth	0.255
301984	Middle Earth	0.303
301985	Middle Earth	0.434
301987	Middle Earth	0.291
301988	Middle Earth	1.294
301989	Middle Earth	0.261
301991	Middle Earth	0.314
301992	Middle Earth	0.457
301993	Middle Earth	0.380
301995	Middle Earth	0.302
301998	Middle Earth	0.539
301999	Middle Earth	0.618
302000	Middle Earth	0.532

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Northeast Trench Prospect (500m by 300m)

The Northeast Trench prospect occurs 1.2 kilometers northeast of the Gibellini Hill deposit and 2.5 kilometers northeast of the Louie Hill deposit. A total of 43 samples were collected of which 37% (n=16) returned assays >0.101% V2O5 or the Gibellini cut-off grade. Three (3) samples returned assays >0.200 V2O5. The samples are distributed through road cuts (“trenches”) and dry gulches of exposed Woodruff Formation making up a 500 meter by 350-meter areal footprint. The exposure at the Northeast Trench is greatly obscured by colluvium material however the extent where it is exposed might indicate a large volume of Woodruff Formation yet to be explored. Assays showing >0.200 V2O5 are shown in the following table.

V2O5% grab sample assay results at Northeast Trench prospect for samples with >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Water supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year agreement (the "Water Supply Agreement") with the owner of a private ranch, located approximately 14.5 kilometers from the Gibellini Project. The Water Supply Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Under the terms of the Water Supply Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Water Supply Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources.

Bisoni-McKay Claims and Historical Deposit

On August 24, 2020 the Company announced it had commenced the acquisition of the Bisoni-McKay Project from CellCube. This transaction was successfully completed and announced on September 18, 2020. The Bisoni group of claims is host to a historic resource known as the Bisoni-McKay deposit. The resource was calculated in 2016 by Edwin Ulmer and Edwin H. Bentzen III.

The historic resource calculation adopted a 0.2% V2O5 cut-off grade and utilized and inverse distance method with a search ellipsoid of 400 feet x 400 feet x 200 feet (x,y,z). A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The Company is not treating the historical estimate as current mineral resources or mineral reserves. Full verification and validation of the project data by a Qualified Person followed by Mineral Resource Estimate completed to NI43-101 compliant standards will be required in order to upgrade the historic estimate as current resources.

The host rocks carrying vanadium mineralization at both the Gibellini Project and Bisoni Project belong to the same Gibellini facies of the Woodruff Shale Formation.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14 kilometers apart) along the northeast – southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the North East prospect (from Gibellini Project) and BMK and BR zones (from the Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Offtake and Project Financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course. Currently the Company has no timeline to production or project financing.

Permitting

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from the BLM were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits ("WPCP") are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site closure plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the closure plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

The Class II Permit for Gibellini is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards (“NAAQS”).

The Enhanced Baseline Reports (“EBR’s”) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow environmental protection measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Integration with BLM 12-month 3355 Environmental Impact Statement Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the plan of operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

On July 14, 2020, the NOI to prepare the EIS was published in the Federal Register. The NOI formally commences the 12-month timeline to complete the National Environmental Policy Act review and EIS preparation by the BLM. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.

A news release dated July 16, 2020 from the BLM Mount Lewis Office stated the following: “If approved, this project would provide hundreds of jobs and will contribute to the nation’s domestic source of critical minerals,” said Doug Furtado, Battle Mountain District Manager. “The Gibellini mine would also be the first vanadium mine in the U.S. and, in accordance with Secretarial Order 3355, we anticipate having a record of decision in 12 months.

As there is currently no primary domestic production of vanadium, the United States is dependent on foreign sources of vanadium; this creates a strategic vulnerability for both the economy and military to adverse government action or other events that can disrupt the supply of this key mineral.”

The Company continues with its EPCM work and expects Phase 1 of the EPCM, updating basic engineering design, to be completed by 2020; Phase 2, equipment procurement and detailed engineering design, to be completed in 2021; Phase 3, facilities construction, to start in 2022 and be completed in 2023 with the Gibellini Project wet commissioning expected to be in 2023.

During the three months ended March 31, 2021, the Company incurred total costs of $805,857 (three months ended March 31, 2020 - $818,230) for the Gibellini Project including of $567,614 (three months ended March 31, 2020 - $355,529) for geological and engineering services, $191,574 (three months ended March 31, 2020 - $462,701) for personnel, legal, general and administrative expenses, and $46,669 (three months ended March 31, 2020 - $Nil) for fees and taxes.

2021 Outlook

The Company intends to continue with the permitting process to obtain necessary permits and authorizations prior to conducting Project-related activities to ensure compliance with all applicable regulatory requirements. The permits the Company expects to receive are presented in the following table:

Required Permits and Regulatory Authorizations for Gibellini Project

Permits and Authorizations	Regulatory Agency
Plan of Operations/Record of Decision	Bureau of Land Management
Explosives Permit	U.S. Department of the Treasury, Bureau of Alcohol, Tobacco, and Firearms
Surface Disturbance Permit and Class II Air Quality Operating Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Air Quality
Water Pollution Control Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Mining Reclamation Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Industrial Artificial Pond Permit	Nevada Department of Conservation and Natural Resources, Nevada Department of Wildlife (NDOW)
Class III Waiver Landfill Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Solid Waste
General Discharge Permit (Stormwater)	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Hazardous Materials Storage Permit	State of Nevada, Fire Marshall Division
Hazardous Waste Identification Number	United States Environmental Protection Agency
Septic Treatment Permit Sewage Disposal System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Potable Water System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Safe Drinking Water
Radioactive Materials License	Nevada Department of Health and Human Services, Nevada State Health Division, Radiological Health Section
Dam Safety Permit	State of Nevada Division of Water Resources
Local Permits
County Road Use and Maintenance Permit/Agreement	Eureka County Building Planning Department

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Expected costs associated with this process fall under General and Administrative costs for the Company. The Company does not anticipate that there will be any deficiencies or other factors that will delay or prevent receipt of these permits.

The Company’s 2021 Gibellini objectives are to:

●
explore off-take options for vanadium products; and
●
complete the permitting process and receive the Nevada permits described in the table above.

5.
SUMMARY OF QUARTERLY RESULTS

To date, COVID-19 has not significantly impacted the Company’s operations. Silver Elephant has implemented extensive preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity.

The following table summarizes selected consolidated financial information prepared in accordance with IFRS for the eight most recently completed quarters:

	2021	2020	2020	2020
	Q1	Q4	Q3	Q2

Operating expense	$(736,241)	$(809,912)	$(853,332)	$(592,874)
Net gain/(loss)	1,012,508	(2,259,661)	(1,037,332)	(389,770)
Net gain/(loss) per share, basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.01)
Comprehensive gain/(loss )	1,012,508	(2,259,661)	(1,037,332)	(389,770)
Comprehensive gain/(loss)per common share	$0.01	$(0.01)	$(0.01)	$(0.01)

	2020	2019	2019	2019
	Q1	Q4	Q3	Q2

Operating expense	$(1,137,998)	$(1,175,096)	$(715,475)	$(820,893)
Net gain/(loss)	(940,124)	12,475,952	(1,019,268)	6,966,029
Net gain/(loss) per common share	$(0.01)	$0.11	$(0.01)	$0.07
Comprehensive gain/(loss )	(940,124)	12,475,952	(1,019,268)	6,966,029
Comprehensive gain/(loss)per common share	$(0.01)	$0.11	$(0.01)	$0.07

The fluctuation on quarterly net gain/(loss) was primarily due to a valuation of marketable securities, common Share-based compensation expenses recognized as stock options granted to directors and officers, advertising and promotion expenses, impairment losses recognized on resource properties and debt settlements.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

6.
DISCUSSION OF OPERATIONS

Although we have adjusted some of our operating procedures, to date our operations have not been significantly impacted by Covid-19.

The reader is encouraged to refer to Note 6 of the Company’s Annual Financial Statements for the year ended December 31, 2020 for the Company’s IFRS accounting policies. For discussion on each project, the reader is encouraged to refer to the “Property Summary” section of this MD&A.

Results of operations for the three months ended March 31, 2021.

Operating Expenses	Three Months Ended March 31,
	2021	2020
Advertising and promotion	$208,935	$50,625
Consulting and management fees	52,500	387,500
General and administrative expenses	269,316	350,916
Professional fees	109,620	90,245
Share-based payments	91,370	203,191
Travel and accommodation	4,500	55,521
	$736,241	$1,137,998

The Company had an operating loss of $736,241 for the three months ended March 31, 2021, compared to an operating loss of $1,137,998 for the three months ended March 31, 2020.

Of note are the following items:

●
advertising and promotion expenses increased by $158,310 from $50,625 in the three months ended March 31, 2020, to $208,935 in the three months ended March 31, 2021 due to promotional services incurred to raise awareness in the market for financing opportunities during the current period;

●
consulting and management fees decreased by $335,000 from $387,500 in the three months ended March 31, 2020 to $52,500 in the three months ended March 31, 2021, mainly due to no bonuses paid or accrued to the management in the current period;

●
general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations, insurance, and salaries and directors’ fees. General and administrative expenses in the three months ended March 31, 2021 decreased by $81,600 from $350,916 in the three months ended March 31, 2020 to $269,316 in the three months ended March 31, 2021. The decrease is a result of cost cutting initiatives across the Company.

●
professional fees increased by $19,375, from $90,245 in the three months ended March 31, 2020, to $109,620 in the three months ended March 31, 2021 due to an increase legal fees related to the equity financing in the current period;

●
share-based payments decreased in the three months ended March 31, 2021, by $111,821 compared to the three months ended March 31, 2020. The decrease was related to the decrease in the number of options earned during the three months ended March 31, 2021, compared to the three months ended March 31, 2020; and

●
travel and accommodation expenses decreased by $51,021 from $55,521 in the three months ended March 31, 2020, to $4,500 in the three months ended March 31, 2021, due to decreased site visits and restricted travels during the COVID-19 pandemic.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

For the three months ended March 31, 2021, the Company’s “Other Items” amounted to a gain of $1,748,749 compared to a gain of $197,874 in the three months ended March 31, 2020

Other Items	Three Months Ended March 31,
	2021	2020
Costs in excess of recovered coal	$92,543	$118,803
Foreign exchange gain	(241,292)	(316,677)
Fair value gain on marketable securities	(1,600,000)	-
	$(1,748,749)	$(197,874)

7.
PROPOSED TRANSACTIONS

As at the date of this MD&A, there are no proposed transactions where the Board or senior management believes that confirmation of the decision by the Board is probable or with which the Board and senior management have decided to proceed.

8.
LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

At March 31, 2021, the Company had a cash flow of $720,633, representing a decrease of $6,887,516 from $7,608,149 as at December 31, 2020. The Company’s working capital at March 31, 2021, was $1,264,620 compared to working capital of $6,018,935 at December 31, 2020.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 23,000,000 Common Shares at a price of $0.40 per Common Share for aggregate gross proceeds of $9,200,000. Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,545 and issued 1,335,000 Share purchase warrants as a finder’s fee in relation with the Offering. The net proceeds from the Offering will be used for the exploration, development and/or improvement of the Company’s mineral properties and for working capital purposes.
The following table compares the estimated use of net proceeds from the November 2020 Offering and the actual use of proceeds as of March 31, 2021.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

As of March 31, 2021, the net proceeds from the November 2020 Offering were fully applied.

During the three months ended March 31, 2021, the Company closed the February 2021 Placement through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees. Proceeds of the February 2021 Placement are expected to be used for exploration, working capital and general corporate purposes which may include project evaluations and acquisitions.

The following table compares the estimated use of net proceeds from the February 2021 Placement and the actual use of proceeds as of March 31, 2021.

During the three months ended March 31, 2021, 4,711,890 Common Share purchase warrants and 105,000 stock options were exercised for aggregate proceeds of $1,242,514. Subsequent to the period ended March 31, 2021, and as at the date of this MD&A, 700,000 Common Share purchase warrants and 600,000 stock options were exercised for aggregate proceeds of $302,000.

As at the date of this MD&A, the Company’s cash flow is $0.2 million and the Company’s working capital is $0.9 million.

The Company’s cash flow highlights for the three months ended March 31, 2021, are presented in the table below.

Cash Flow Highlights

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Operating activities: During the three months ended March 31, 2021, cash used in operating activities was $93,483 compared to $484,191 during the three months ended March 31, 2020.

Investing activities: During the three months ended March 31, 2021, the Company used $11,678,995 in investing activities (three months ended March 31, 2020 - $1,596,511). During the three months ended March 31, 2021, the Company spent $10,678,995 (three months ended March 31, 2020 - $1,580,701) on the Minago Project acquisition and Pulacayo and Gibellini projects exploration activities and $1,000,000 for the purchase of the Victory Nickel shares (three months ended March 31, 2020 - $Nil), and $Nil (three months ended March 31, 2020 - $15,810) on the purchase of equipment.

Financing activities: During the three months ended March 31, 2021, a total of $4,884,963 was generated by financing activities (three months ended March 31, 2020 used in $6,146) including net proceeds from the February 2021 Placement of $3,676,125 (three months ended March 31, 2020 - $Nil), $28,825 from the exercise of stock options (three months ended March 31, 2020 - $3,000), $1,189,401 from the exercise of warrants (three months ended March 31, 2020 - $Nil). The Company spent $9,388 (three months ended March 31, 2020 - $9,146) for corporate office lease payments.

Capital Resources

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading “Key Information - Risk Factors” in the 2020 Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company’s operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "Risk Factors".

The condensed interim consolidated financial statements for the three months ended March 31, 2021, have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Contractual Commitments

The Company’s commitments related to mineral properties are disclosed in Note 14 to the Annual Financial Statements and Note 8 to the condensed interim consolidated financial statements for the three months ended March 31, 2021. The Company has no commitments for capital expenditures.

Capital Risk Management

The Company considers its capital structure to consist of Common Shares, stock options and Common Share purchase warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the three months ended March 31, 2021.

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

The Company’s business could be adversely impacted by the effects of the COVID-19 coronavirus. The extent to which COVID-19 may impact the Company’s business, including its operations and the market for its securities, will depend on future developments which cannot be predicted, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak.

9.
COMMITMENTS AND CONTINGENCIES

Except as disclosed elsewhere in this MD&A, the Company has no financial obligations in the ordinary course of business. As at March 31, 2021, the Company does not have any contingent liabilities.

10.
RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, Chief Executive Officer and Executive Chairman of the Company, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended March 31,
Related parties	2021	2020
Directors and officers	$236,573	$641,035
Linx Partners Ltd.	105,000	105,000
MaKevCo Consulting Inc.	7,100	11,500
Sophir Asia Ltd.	5,900	10,900
	$354,573	$768,435

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended March 31,
Related parties	2021	2020
Consulting and management fees	$52,500	$52,500
Directors' fees	24,300	43,200
Mineral properties	181,023	493,585
Salaries	96,750	179,150
	$354,573	$768,435

As at March 31, 2021, amounts due to related parties totaled $Nil (March 31, 2020 - $37,813).

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company. The amounts due to related parties is summarized below:

	Three Months Ended March 31,
Key Management Personnel	2021	2020
Salaries and short term benefits	$110,485	$206,314
Directors' fees	24,300	43,200
Share-based payments	138,392	138,410
	$273,177	$387,924
11.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company followed the same accounting policies and methods of computation as it used in the Annual Financial Statements for the three months ended March 31, 2021. The significant accounting policies applied, and recent accounting pronouncements are described in Notes 4 and 6 to the Annual Financial Statements.
In preparing the condensed consolidated interim financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of amortization for property and equipment, the useful life and recoverability of long-lived assets, the recoverability of accounts receivable, determination of environmental obligation provision for closure and reclamation, accounts payable and accrued liabilities, the assumptions used in the determination of the fair value of financial instruments and share-based payments, and the determination of the recoverability of deferred income tax assets bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant Accounting Judgments and Estimates

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant judgements, estimates and assumptions in determining carrying values include, but are not limited to:

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Note 5 to the Annual Financial Statements ), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)
Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the three months ended March 31, 2021, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)
 Impairment (recovery) assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

(d)
Deferred tax liability

Judgement is required to determine which types of arrangements are considered to be a tax on income in contrast to an operating cost. Judgement is also required in determining whether deferred tax liabilities are recognised in the statement of financial position. Deferred tax liabilities, including those arising from un-utilised tax gains, require management to assess the likelihood that the Company will generate sufficient taxable losses in future periods, in order to offset recognised deferred tax liabilities. Assumptions about the generation of future taxable losses depend on management’s estimates of future cash flows. These estimates of future taxable losses are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable losses differ significantly from estimates, the ability of the Company to offset the net deferred tax liabilities recorded at the reporting date could be impacted.

(e)
Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

(g)
Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

(h)
Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

(i)
Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(j)
Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and Common Share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

(k)
Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

(l)
Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 21 to the Annual Financial Statements. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, for example when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

COVID-19

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

COVID-19 may impact Company operations, and consequently, the nature and amounts and disclosures in the financial statements. Some of the specific areas impacted by COVID-19 include, but are not limited to:

●
Going concern assessments;
●
Evaluation of subsequent events;
●
Impairment and recovery of mineral assets;
●
Fair value measurements;
●
Lease modifications;
●
Employee termination benefits; and
●
Financial statement and Management Discussion & Analysis disclosures.

As at the date of this MD&A the COVID-19 pandemic has not affected the Company’s critical accounting policies.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

12.
FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board, through its Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s board of directors’ reviews the Company’s policies on an ongoing basis.
Financial Instruments

A description of financial instruments is included in Note 22 to the Annual Financial Statements and Note 11 to the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021.

Related Risks

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at March 31, 2021, the Company had a cash balance of $720,633 (as at December 31, 2020 – $7,608,149). As at March 31, 2021, the Company had accounts payable and accrued liabilities of $2,193,964 (as at December 31, 2020 - $1,759,163), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

(d)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2021.

(e)
Foreign currency risk

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in United States dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at March 31, 2021, with other variables unchanged, a 10% (December 31, 2020 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $90,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $81,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $47,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(f)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

13.
RISKS AND UNCERTAINTIES

The Company’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks listed below are not arranged in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under the heading “Key Information - Risk Factors” in the 2020 Annual Report, which is available under the Company’s SEDAR profile at www.sedar.com.

●
The COVID-19 global pandemic and the risk of other similar outbreaks and pandemics;
●
The Company's history of net losses;
●
Capital costs, operating costs, production and economic returns;
●
Exploration and development risks;
●
The Company has no history of profitable mineral production;
●
The risks inherent to the estimation of mineral reserves and mineral resources;
●
Environmental risks;
●
Foreign operations risks;
●
The reform of the mining laws, including the General Mining Act of 1872 in the U.S;
●
Government approvals and permits;
●
Risks associated with the Company's property and mining interests;
●
Risks associated with the Company's mineral claims, mining leases, licenses and permits;
●
Title risks;
●
Risks associated with claims from First Nations and other Aboriginal or community groups;
●
Risks associated with competition;
●
Inherent risks;
●
The Company's reliance on key personnel;
●
The volatility of mineral prices,
●
Currency fluctuations;
●
Global, national and local financial conditions;
●
Risks associated with third-party contractors;
●
Anti-bribery legislation;
●
Uninsured risks;
●
The Company has no history of making dividend payments;
●
Related party transactions;
●
Litigation and regulatory proceedings;
●
Cyber security risks;
●
Risks associated with being a foreign private issuer;
●
Risks associated with non-Canadian investors;
●
Risks associated with the Company's operations in emerging markets; and
●
Emerging risks, as described below.

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the COVID-19 global pandemic, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

14.
DISCLOSURE CONTROLS AND PROCEDURES

Design of Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure committee is comprised of the Chief Executive Officer and senior members of management. The disclosure committee’s responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws. The board of directors is responsible for reviewing the Company’s disclosure policy, procedures and controls to ensure that it addresses the Company’s principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

The Company’s Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures, have concluded that the Company’s disclosure controls and procedures were effective during the three months ended March 31, 2021.

Design of Internal Controls over Financial Reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●
pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

SILVER ELEPHANT MINING CORP.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2021
(Expressed in Canadian dollars, except where indicated)

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and

●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Executive Chairman and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the three months ended March 31, 2021.

15.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2021, the Company’s employees began working remotely due to the COVID-19 pandemic. This has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite this, there were no changes to the Company’s internal control over financial reporting during the three months ended March 31 , 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16.
DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of:

●
201,999,349 Common Shares outstanding with recorded value of $205,219,636;

●
9,567,500 stock options outstanding with a weighted average exercise price of $0.31. Each option is exercisable to purchase one Common Share at prices ranging from $0.20 to $0.50 per Common Share and expire between June 2021 and August 2025; and

●
24,159,177 Common Share purchase warrants outstanding with a weighted average exercise price of $0.25. Each Common Share purchase warrant is exercisable to purchase one Common Share at prices ranging from $0.16 to $0.48 and expire between June 2021 and May 2023.

17.
OFF-BALANCE SHEET ARRANGEMENTS

During the three months ended March 31, 2021, the Company was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.